# RYSE USA

## *2022 Report*

# *Dear investors,*

Even though 2022 was a transition year - as we liquidated our Gen 1 AXIS devices and fully transitioned to the Gen 2 RYSE SmartShade - we've surpassed our previous Q4 sales figures and reached a new milestone in our fundraising round.

Demand for SmartShades is resilient, and we are seeing increased return on our marketing dollars even as consumers cut back spending due to inflationary pressures and depleted savings. As we regroup after the holiday period and look onward to 2023, we are extremely optimistic regarding our ability to grow our sales from increased distribution of the SmartShade and the launch of our SmartCurtain.

We're also focused on continuing discussions with B2B commercial clients; leveraging our new accessories (Z-wave adapter and SmartButton) that we will launch in the first half of this year. These deals often take months to negotiate and close, but we're confident in the high-volume, recurring sales that they can provide.

**SALES**

We'd like to start this update with some exciting sales data from the end of the year. Q4 is always our strongest quarter, and we are pleased to announce that last year's Q4 was one of our best yet! Q4-2022 sales increased by 26% to CDN$766k from CDN$605k in 2021 (unaudited)

Unsurprisingly, we are once again almost completely sold out of inventory; thankfully, our 4th batch of SmartShades consisting of 3,000 units is scheduled to land in the end of March, with a 5th batch of another 3,000 units scheduled to land in May. We do expect our inventory stock out to effect Q1-2023 sales however.

As a result of high and growing demand for our products, we are making some changes to our pricing. The SmartShade will see a very modest price increase from $169 to $169.99 while the SmartBridge and BatteryPack will each see an increase to $79.99 from $69.

This will have a positive impact on the company's margins, as our cost of goods sold (COGS) remains largely unchanged from the prior year.

**RYSE SmartCurtain**

The patent for the RYSE SmartCurtain has been filed, and preparations are being made for the first factory production run! We've spoken at length about the features and capabilities of this new product, so for this update we'll leave you with a short new video that our design team created to showcase the finished product:


RYSE SmartCurtain (Launching 2023)

**RYSE SmartButton**

We mentioned in our last update that our team is working on a Bluetooth button that allows users to conveniently control the SmartShade; we're excited to announce that we have completed development of the button, and have already procured 250 buttons for internal testing and demos.

The button can pair with up to 4 SmartShades, and offers an alternative, user-friendly way of controlling and getting the most out of our devices. The idea for the button came as a result of discussions with Hotels and other commercial building managers. They emphasized that practical operation of our devices is critical for guests who are more familiar with physical control via a remote interface, rather than a mobile app, or the SmartShades' on-device controls. The button will be ideal for any small public settings and rooms.

We aim to use the buttons on hand to capitalize on the relationships that we've built in these industries and negotiate large scale contracts.

**RYSE SmartBridge Wi-Fi Support**

As you know, our SmartBridge allows our devices to connect to the cloud and integrate with smart-home platforms for enhanced functionality and automation.

The current version only works through a wired connection to a modem via Ethernet; however, following feedback from some of our customers, our team has developed an alternative version of the SmartBridge that features Wi-Fi support. This provides users with the option and flexibility of placing the bridge further away from their modem and we will be testing this version of the SmartBridge with select customers in the coming months.

### We need your help!

For 2023, we plan on expanding globally, targetting retailers and distributors; as such, if our investors have contacts that they can introduce us to retailers/distributors in the UK, EU, UAE, and Australia, that would be a great first start. We are also looking to secure exclusive distribution to B2B channel partners that have reach into commercial real estate, MDUs, hotels, senior housing, etc. - we have pivoted away from trying to sell directly to these groups, and partnering up with distributors that have existing reach.

***Sincerely,***

*Trung Pham*

Founder & CEO

## Our Mission

We want to be the leading brand in "smart blinds & shades". When people think of automated blinds & shades, we want them to think of RYSE! Like what Dyson is to the vacuum, or Ring to the doorbell, we want RYSE to be synonymous with "smart shades".

See our full profile

## How did we do this year?

*Report Card*

**B+**

### The Good

Launched second-generation SmartShades, and

### The Bad

Inventory stocked out by year-end

| | |
|---|---|
| Launched second-generation SmartShades, and began scaling up production. | inventory stocked out by year-end. |
| Completed R&D of new product, SmartCurtain. | B2B sales activity was not a success, in which we have pivoted to focus on retail channels. |
| Secured distribution with BestBuy US. | Need to raise additional inventory financing. |

## 2022 At a Glance

January 1 to December 31

**$1,041,857** [23%]
Revenue

**$21,828** [59%]
Net Profit

**$1,291,456** +538%
Short Term Debt

**$350,295**
Raised in 2022

**$200,000**
Cash on Hand
As of 04/ 1/22

INCOME | BALANCE | NARRATIVE

### Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

### Overview

RYSE: Smart Home Devices To Automate Window Shades & Save Energy ⚡🌎

Our founder, Trung, wanted to automate his window shades based on a schedule. He went to the same designer he purchased his shades from just 6 months earlier, and they said he had to replace them with new motorized shades! Trung thought of a retrofit solution that would be able to motorize any existing installed shade with a loop or beaded chain!

We design and sell smart home devices that motorize window coverings - from blinds, to shades, to curtains!

We want to be the leading brand in "smart blinds & shades". When people think of automated blinds & shades, we want them to think of RYSE! Like what Dyson is to the vacuum, or Ring to the doorbell, we want RYSE to be synonymous with "smart shades".

### Milestones

RYSE USA INC. was incorporated in the State of Delaware in July 2017.

Since then, we have:

- Receive 10% of our net revenues until you earn 1.75x your investment (2x for early birds) 💰🤑

- Over $2.3 million in sales revenue in the last 2 fiscal years! 💸💲

- 4 Patents, including an Amazon Court Judgement win, preventing the sales of copycats! 🏆📜

- We save cooling and lighting costs by up to 24% and 74%, reducing GHG emissions. ⚡🌎

- Signed agreements with Home Depot and over 700 dealers & resellers. 🛍️🤝

- Smart Shade market expected to grow 55% annually, within a $158B smart home industry! 🚀🏠

- Questions? Email us at wefunder@helloryse.com or call us at 1-855-770-1787

## Historical Results of Operations

- *Revenues & Gross Margin*. For the period ended December 31, 2022, the Company had revenues of $1,041,857 compared to the year ended December 31, 2021, when the Company had revenues of $1,344,392. Our gross margin was 74.77% in fiscal year 2022, compared to 46.56% in 2021.

- *Assets*. As of December 31, 2022, the Company had total assets of $569,666, including $42,153 in cash. As of December 31, 2021, the Company had $753,940 in total assets, including $0 in cash.

- *Net Income*. The Company has had net income of $21,828 and net income of $52,938 for the fiscal years ended December 31, 2022 and December 31, 2021, respectively.

- *Liabilities*. The Company's liabilities totaled $1,631,403 for the fiscal year ended December 31, 2022 and $380,785 for the fiscal year ended December 31, 2021.

## Liquidity & Capital Resources

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 12 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 12 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

## Runway & Short/Mid Term Expenses

RYSE USA INC. cash in hand is $200,000, as of April 2022. Over the last three months, revenues have averaged $35,000/month, cost of goods sold has averaged $10,000/month, and operational expenses have averaged $20,000/month, for an average net margin of $5,000 per month. Our intent is to be profitable in 36 months.

The launch of our second-generation device, RYSE SmartShade, in Q4-2021 yielded stronger unit economics, with MSRP of $169, and COGS of $50, a 70% gross margin. This is a large improvement to the liquidation price of our first-generation device of ~$100, with a COGS of ~$80.

We expect revenues and expenses to be, on average, $100k monthly for H1-2023, as we continue to sell online, while we grow our retail and B2B sales efforts. As of the date of this report, we have engaged with a number of significant and reputable B2B2C channels, including Home Depot, and Best Buy - as well as TV shopping network, QVC.

We are not yet profitable but expect to be profitable within two years if we can secure enough inventory in time. Inventory is our largest roadblock at the moment in achieving our financial goals.

We rely on inter-company loans from our Canadian parent company, RYSE Inc. The parent company is our R&D and funding arm, whereas our US entity, RYSE USA Inc. is the sales/operating arm, responsible for all global sales activity. RYSE Inc. has sufficient government grants and cash on hand to support our sales activities.

All projections in the above narrative are forward-looking and not guaranteed.

**Net Margin: 2%** **Gross Margin: 75%** **Return on Assets: 4%** **Earnings per Share: $21,828.00** **Revenue per Employee: $57,881** **Cash to Assets: 7%** **Revenue to Receivables: 4,206%**

**Debt Ratio: 286%**

Ryse_USA_Inc_Dec_31_2022_FS.pdf

# We ❤ Our 304 Investors

## Thank You For Believing In Us

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# Thank You!

## From the RYSE USA Team



**Trung Pham**
Founder & CEO







**Manu Menon**

Chief Operating Officer

*From Wallstreet to Mainstreet! Former investment banker @ Citigroup, and private equity associate @ Paine & Partner. Responsible for closing deals with large real estate developers (i.e. Related), and retailers like Home Depot.*



**Marc Bishara**

Chief Technology Officer

*Designed a bluetooth wearable device called "Glance" - an application that tracks the orientation and displacement of Glance in 3D space. Led the development of AXIS, our 1st-gen device, and took product from concept to market.*



**Alan Cheng**

Chief Design Officer

*Swiss army knife, with a background in mechatronics AND industrial design. Worked at Corel as a UX/UI designer, developed homewares for Olympus group, has created multiple hardware products, and overseen manufacturing in China.*

# Details

### The Board of Directors

| DIRECTOR | OCCUPATION | JOINED |
|---|---|---|
| Trung Pham | CEO @ RYSE Inc. | 2017 |

### Officers

| OFFICER | TITLE | JOINED |
|---|---|---|
| Trung Pham | CEO | 2017 |

### Voting Power

| HOLDER | SECURITIES HELD | VOTING POWER |
|---|---|---|
| RYSE Inc. | 1,000,000 Common A Shares | 100.0% |

### Past Equity Fundraises

| DATE | AMOUNT | SECURITY | EXEMPTION |
|---|---|---|---|
| 12/2018 | $336,689 | | Section 4(a)(2) |
| 12/2018 | $273,000 | | Section 4(a)(2) |
| 01/2020 | $130,000 | | Section 4(a)(2) |
| 03/2022 | $350,295 | | 4(a)(6) |

*The use of proceeds is to fund general operations.*

### Outstanding Debts

None.

### Related Party Transactions

None.

### Capital Structure

| CLASS OF SECURITY | SECURITIES (OR AMOUNT) AUTHORIZED | SECURITIES (OR AMOUNT) OUTSTANDING | VOTING RIGHTS |
|---|---|---|---|
| Common Stock | 1,000,000 | 1,000,000 | Yes |

| | SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION |
|---|---|
| Warrants: | 0 |
| Options: | 0 |

### Risks

RYSE USA Inc. has been entirely funded by its Canadian parent, RYSE Inc. and may be required to continue to do so going forward.

RYSE USA Inc. undergoing this Reg CF campaign is a 100% wholly-owned subsidiary to RYSE Inc. (Canadian Corporation). RYSE USA Inc. acts is responsible for all sales activities worldwide, while RYSE Inc. is responsible for all R&D activities. Challenges at RYSE Inc. is a risk that can lead to adverse operations at RYSE USA Inc.

Consumer taste and preferences may change that limit our ability to sell our products into the market.

We may not be able to grow and scale into retail or B2B sales channels as projected, if covid-19 and government mandate continues to limit mobility. This may limit sales.

Demand forecast may be below our production volume, leading to slower sales growth, if prices continue to increase. This may reduce sales growth.

Higher component costs may require us to increase prices of our products to consumers, and reduce demand. This may reduce sales growth.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Production may take longer than expected due to covid-19 and chip shortages. Production had typically taken 3-4 months, but has now extended upwards of 9 months. This may limit our ability to output inventory for sales.

### Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the promissory notes holds no position in the Company and will have no voting rights in the Company, and thus will be limited as to its ability to control or influence the governance and operations of the Company. The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its board of directors, and the Investor will have no independent right to name or remove an officer or member of the board of directors of the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the gross revenues of the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the Operating Agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFEs, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be negatively affected. Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor;

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

### Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The value of the promissory notes will be determined by the Company's senior management in accordance with U.S. generally accepted accounting principles. For example, the notes may be valued based on principal plus anticipated interest payments over the course of the term of the note.

### Company

RYSE USA INC.

- Delaware Corporation
- Organized July 2017
- 18 employees

1401 21ST STREET
SUITE 5216
SACRAMENTO CA 95811

http://www.helloryse.com

### Business Description

Refer to the RYSE USA profile.

### EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

### Compliance with Prior Annual Reports

RYSE USA is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

### All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.